November 21, 2016

Via EDGAR

Cecilia Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	LivaNova PLC Form 10-K/T for the Transition Period from April 25, 2015 to December 31, 2015, Filed March 4, 2016 (File No. 1-37599)

Dear Ms. Blye:

This letter responds to the letter dated November 1, 2016 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above listed filing by LivaNova PLC (references to the “Company” or “LivaNova” include LivaNova PLC and its subsidiaries). We are grateful for the ten-business day extension you granted for responding to the Comment Letter.

For your convenience, below we repeat the captions and comments contained in the Comment Letter in italics and we set out our responses thereafter. Each comment is numbered to correspond to the numbers in the Comment Letter. Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in LivaNova’s Form 10-K/T. All terms used but not defined herein have the meanings assigned to such terms in the Form 10-K/T.

1. We are aware of publicly available information indicating that you are a member of Medical Technology Association Middle East & North Africa (Mecomed), which serves Sudan and Syria. Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not include disclosure in the Form 10-K/T about contacts with Sudan and Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan and Syria, whether through direct or indirect arrangements. You should describe any goods, technology or services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

LivaNova PLC Registered in England and Wales Registered No. 09451374 5 Merchant Square, North Wharf Road, London W2 1AY United Kingdom	T +44 20 37865275 www.livanova.com	1

A.	Medical Technology Association Middle East & North Africa

LivaNova PLC has been a member of the Medical Technology Association of the Middle East & North Africa (“Mecomed”) since 2015, following the business combination (the “Business Combination”) between Sorin S.p.A. (“Sorin”) and Cyberonics Inc. (“Cyberonics”). Sorin was a founding member of Mecomed in 2007, along with fellow U.S. and U.K. medical device companies Medtronic (MDT), Smith & Nephew (LSE: SN, NYSE: SNN) and Johnson & Johnson (JNJ).

Mecomed is a 31-member trade association representing medical device, imaging, and diagnostics companies active in 21 countries across the Middle East and North Africa. The establishment of the trade association was supported by both EUCOMED (now known as MedTech Europe) and AdvaMed, both of which are trade associations representing the industry in Europe and the United States, respectively. Since the time of its founding, a principal mission of Mecomed has been the advancement of business ethics objectives through the international medical device industry, seeking to apply the standards of conduct required of U.S. and U.K. companies in the business, sales, and marketing operations of intermediaries in the Middle East.

Mecomed has been chosen to receive grant funding from the World Health Organization for the establishment of the region’s first (and currently, to the best of our knowledge, only) independent CVS (Conference Vetting System) in association with Ethical MedTech. In addition to its close work with Medtech Europe and AdvaMed, Mecomed collaborates in this area with other organizations active in the region, including the US Chamber of Commerce, and various other associations such as ApacMed (Asia Pacific), SAMED (South Africa), and ARTED (Turkey) to ensure both regulatory and compliance standards are improved within the medical device and related industry sectors.

A LivaNova employee currently acts as a member of the Executive Committee of Mecomed and sponsors the organization’s Compliance Committee. Participation in these activities and other professional exchanges involving Sudanese and Syrian persons are authorized under economic sanctions maintained by the European Union and Her Majesty’s Treasury in the United Kingdom. They are also permitted under various U.S. sanctions programs administered by the U.S. Treasury Department’s Office of Foreign Assets Control (OFAC).1

[1]	See, e.g., 31 C.F.R. Part 583, at General License 1A (authorizing medical associations to conduct professional training seminars related to health in law in Sudan or with Sudanese persons); 31 C.F.R. § 542.516(a)(1) (authorizing the export of services to Syria to support the provision of health services); and 31 C.F.R. § 542.526(a) (authorizing U.S. companies and persons to export services to Syria and Syrian persons for the purpose of participating in professional conferences).

LivaNova PLC Registered in England and Wales Registered No. 09451374 5 Merchant Square, North Wharf Road, London W2 1AY United Kingdom	T +44 20 37865275 www.livanova.com	2

B.	Product Supply in Sudan and Syria

LivaNova manufactures and commercializes life-saving and life-sustaining medical device technologies, in three principal areas of business, as follows:

•	implantable medical devices for the treatment of epilepsy (Neuromodulation Franchise);

•	implantable devices for the treatment of cardiac rhythm disorders (CRM Franchise); and

•	implantable medical devices for the repair or replacement of diseased native heart valves, and machines and disposables used in the conduct of major heart surgery resulting from advanced heart disease (Cardiac Surgery Franchise).

None of these devices has a “dual use.” The devices are used to treat medical conditions such as heart disease, including congenital heart defects, epilepsy, and disorders associated with the rhythm at which the human heart beats.

LivaNova products have been supplied to hospitals in both Sudan and Syria through third-party sales and marketing intermediaries and through humanitarian organizations and charities. Under internal compliance policies that have been in place since 2014, before any sale is conducted or a purchase order accepted, LivaNova requires that each sales and marketing intermediary seeking a contractual relationship with LivaNova (for example, as a third-party distributor) be subject to an approval process. These internal compliance policies and procedures are designed to ensure, amongst other things, compliance with laws maintained by the United States and other relevant governments pertaining to business operations in these countries. For example, they include background checks of the sales and marketing intermediaries and their principals, reputational due diligence, checking and where necessary further investigation regarding any relationships with public officials, and other measures.

Sales of cardiopulmonary and heart valve products from LivaNova’s Cardiac Surgery Franchise described above are made directly to final customer-hospitals, humanitarian or charitable organizations, or to sales and marketing intermediaries that in turn supply hospitals in Sudan and Syria. For the nine-month period ended September 30, 2016, LivaNova’s sales to Sudan and Syria represented approximately one tenth of one percent of LivaNova’s consolidated sales. For the year ended December 31, 2015 (calculated on a pro forma basis to give effect to the Business Combination), sales of these products to Sudan and Syria represented approximately one tenth of one percent of LivaNova’s consolidated sales. For each of the fiscal years ended December 31, 2014 and 2013, sales of these products to Sudan and Syria also represented approximately one tenth of one percent of Sorin’s consolidated sales.

LivaNova PLC Registered in England and Wales Registered No. 09451374 5 Merchant Square, North Wharf Road, London W2 1AY United Kingdom	T +44 20 37865275 www.livanova.com	3

Sales of these products prior to October 19, 2015, the closing date of the Business Combination, occurred only through Sorin and its subsidiaries. Cyberonics did not conduct any sales in Sudan or Syria during these periods. No sales of products to these countries from either the CRM Franchise or of epilepsy products from the Neuromodulation Franchise occurred during these periods, or to date in 2016.

Prior to the Business Combination, neither Sorin nor Cyberonics held a direct presence or investment in either country. LivaNova does not currently have a direct presence in either country, operating only through humanitarian and charitable organizations or sales and marketing intermediaries, and holds no direct or indirect investments, assets or liabilities in these countries. The current business strategy of LivaNova does not include any plans to open a direct presence in either country or to hold any assets or liabilities or any form of direct or indirect investment in either country.

2. Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Based on an assessment of both quantitative and qualitative factors, including the quantitative factors discussed above, LivaNova believes that its operations in Sudan and Syria are not material to LivaNova and do not constitute a material investment risk to our security holders. In assessing materiality of such operations, we have considered materiality based on quantitative factors as well as qualitative factors that a reasonable investor would deem important in making an investment decision in LivaNova securities, including the potential impact on LivaNova’s reputation and share value.

As these products are life-saving or life-sustaining devices for patients in advanced disease states, are used in the Operating Theatres for only those reasons, and are often provided through humanitarian efforts, we do not believe that continued supply of these devices will negatively impact LivaNova reputationally.

LivaNova PLC Registered in England and Wales Registered No. 09451374 5 Merchant Square, North Wharf Road, London W2 1AY United Kingdom	T +44 20 37865275 www.livanova.com	4

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LivaNova acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes made in response to Staff comments do not foreclose the Commission from taking any action regarding the filing; and LivaNova may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me by telephone at +44 (0) 20 3786 5275, if you have any questions regarding this correspondence.

Yours sincerely,

Brian Sheridan

General Counsel & Company Secretary

LivaNova PLC

Cc:	Vivid Sehgal, Chief Financial Officer

Doug Manko, Chief Accounting Officer

Jamie Leitner, Head of Global Corporate Compliance

Pradip Bhaumik, Special Counsel

Amanda Ravitz, Assistant Director, Division of Corporation Finance

LivaNova PLC Registered in England and Wales Registered No. 09451374 5 Merchant Square, North Wharf Road, London W2 1AY United Kingdom	T +44 20 37865275 www.livanova.com	5